Exhibit 99.3

Mobilicom Reports Financial and Operational Results for the Six Months Ended June 30, 2026

$1.7 Million First-Half Revenue, Up 19% Year Over Year

$1.2 Million Second-Quarter Revenue as U.S. DoW POR Deliveries Moved to a Monthly Cadence

New Products Launch Followed by Design Wins and Initial Orders for MultiBand & Tactical Expanding SkyHopper Secure Datalink Product Family

PALO ALTO, Calif., Aug. 13, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced financial results for the six months ended June 30, 2026, as well as recent business and operational highlights. The Company’s management will host a webcast at 4:30 p.m. ET today. Details of the webcast are provided below.

“The first half of 2026 marked an inflection in our transition from design wins to production revenue,” said Oren Elkayam, CEO and Co-Founder of Mobilicom. “Revenue increase driven principally by our Tier-1 customer’s U.S. DoW Program of Record, where we have moved from initial deployment orders into a monthly delivery cadence. That is the difference between episodic purchase orders and being embedded in a qualified production line.”

“Two forces are working in our favor. Western forces are institutionalizing small drones and loitering munitions as standard and repeat-purchase equipment, while our platform-agnostic position lets us participate without betting on any single platform. Meanwhile regulation has become a competitive advantage: our cybersecurity, hardware and software solutions now fall within the FCC’s definition of a UAS critical component, and Trusted status is granted only to companies with DoW certifications and a clear and retained U.S. onshoring plan, which is what our U.S. manufacturing build-out aims to deliver. That is a meaningful barrier to entry for new players, and it makes us a design-in-ready alternative just as platform manufacturers re-source.”

Elkayam concluded, “We also broadened our footprint beyond the U.S., with design wins for a next-generation loitering munition platform with a Tier-1 Israeli manufacturer, and AI-enabled autonomous weapon system and — both pairing our newly launched SkyHopper MultiBand and Tactical hardware with our ICE and OS3 software, raising our content per platform. The foundations we put in place this half — a production delivery cadence, a U.S. manufacturing build-out, a widening base of design wins, and a debt-free balance sheet company with $15.9 million in cash (adjusted) — are the platform for our next phase of scale.”

Recent Operational & Strategic Highlights

●	Secured design win and initial order with Tier-1 Israeli defense customer for new loitering munitions platform, expanding into a new platform with a path toward future mass production and global deployment. The win incorporates the newly launched SkyHopper MultiBand and Tactical together with ICE electronic warfare resistance software.

●	Secured design win for AI-enabled autonomous weapon systems with an Israeli defense technology company, covering four Mobilicom products — ICE and OS3 software, SkyHopper Multiband datalink and 10-inch Mobile Ground Control Stations — selected under a single design win, reflecting a significantly higher value proposition per platform and demonstrating Mobilicom’s ability to deliver integrated, end-to-end solutions.

●	Tier-1 partner has progressed within the U.S. Army’s Low Altitude Stalking and Strike Ordnance (LASSO) program, embedding our technology and reinforcing Mobilicom’s position within next-generation U.S. defense drone platforms and supporting potential long-term demand.

●	Announced $2.2 million in new orders tied to the OPF-L Program with a large U.S.-based manufacturer of small-sized drones for loitering munitions platforms. Deliveries are proceeding at a monthly cadence.

●	Announced new design wins with two leading U.S. Tier-1 defense drone manufacturers for small-sized Intelligence, Surveillance and Reconnaissance (“ISR”) drone platforms incorporating tailored, cybersecure SkyHopper datalink solutions and ICE electronic warfare resistance & cybersecurity suite.

●	Launched SkyHopper MultiBand and SkyHopper Tactical, each developed to address the direct requirements of defense forces in contested and GPS-denied environments, expanding the secure communications hardware portfolio. Both products generated design wins and initial orders within the same half — the fastest launch-to-design-win conversion the Company has achieved.

●	Mobilicom’s full suite of drone and robotics solutions was included in the FCC’s first batch of Trusted Drones, as determined by the U.S. DoW, making Mobilicom one of only four companies granted exemption status and highlighting its compliance with stringent U.S. security standards. The Company’s onshoring plan, approved under the FCC’s Conditional Approval process, remains on track, supported by its U.S. manufacturing build-out.

Financial Highlights for the Six Months Ended June 30, 2026

●	Second quarter revenue of $1.2 million brought first half revenue to $1.7 million, up 19% over the first half of 2025 ($1.5 million). Revenue driven by production and delivery against Tier-1 scaled deployments under the U.S. Department of War Program of Record.

●	Confirmed order backlog was $1.0 million as of June 30, 2026, compared to $1.6 million as of June 30, 2025, in addition to new orders expected to be received and fulfilled in the second half of 2026.

●	Gross margin was 52%, reflecting support for higher-volume production orders while continuing to capture the value of its IP-based technology.

●	Operating cash burn averaged $859,000 per month during the first half of 2026, or $591,000 per month on an as adjusted basis excluding $1.61 million of vested RSU and options-related tax payments outside the ordinary course of operating activities, reflecting a shift toward funding operational readiness and growth initiatives.

●	Cash and cash equivalents totaled $15.2 million as of June 30, 2026, or $15.9 million on an as adjusted basis after giving effect to the reimbursement of an options-related tax payment made on behalf of grantees and received in July 2026, providing the Company with substantial financial flexibility to support its growth initiatives.

●	Clean, debt-free balance sheet with no loans, credit facilities, or convertible debt.

●	Adjusted EBITDA for the first half of 2026 was $(2.9) million, compared to $(1.9) million for the first half of 2025, consistent with the adjusted cash burn.

Conference Call & Webcast Info:

Thursday, August 13, 2026, at 4:30 pm ET

US Dial-in:

1-877-451-6152 US Toll Free

1-201-389-0879 US Toll

Conference ID: 13761974

Please register in advance: HERE

A recording of the webcast will be available in the “EARNINGS UPDATE” section on ir.mobilicom.com for those unable to attend the live event.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses expected deliveries and fulfillment of orders, increasing production-scale demand, the potential for additional orders under programs of record, the development of relationships with Tier-1 defense partners, and the Company’s ability to support growth initiatives and respond to evolving market opportunities. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Chris Donovan

Head of IR

Chris.Donovan@mobilicom.com

Use of Non-IFRS Financial Information

In addition to disclosing financial results calculated in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this release also contains non-IFRS financial measures, which Mobilicom believes provide useful supplemental information regarding the operating and financial performance of its business.

Management believes the non-IFRS financial measures provided assist investors in understanding and assessing Mobilicom’s operating performance and prospects for the future by providing additional information regarding the Company’s results from period to period. Management uses these non-IFRS financial measures as and one factor in evaluating the Company’s performance and making strategic and operational decisions. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss and or net income (loss) or any other performance measures derived in accordance with IFRS or as an alternative to net cash flow from operating activities or any other measures of our cash flows or liquidity prepared in accordance with IFRS.

Adjusted EBITDA is a non-IFRS financial measure defined as net loss before financial income (expense), net, income taxes, depreciation and amortization, and share based compensation expenses. A reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure is included below.

Mobilicom Limited

Unaudited Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the six months ended, June 30,	For the six months ended, June 30,
	2026	2025
	$	$
Revenue	$1,725,624	$1,450,561
Cost of sales	835,755	653,381
Gross margin	889,869	797,180

Operating Expenses
Selling and marketing expenses	2,706,753	903,353
Research and development, net	3,815,327	1,274,687
General and administration expenses	2,787,075	1,150,596
Total operating expenses	9,309,155	3,328,636

Operating loss	(8,419,286)	(2,531,456)

Financial income, net	1,721,815	2,485,830

Loss before income tax expenses	$(6,697,471)	$(45,626)

Tax income (expenses)	5,000	(23,120)

Net loss	$(6,692,471)	$(68,746)

Loss per share - basic and diluted	(0.53)	(* )

Weighted average shares outstanding - basic and diluted	12,668,694	7,526,213

*	Less than $0.01 cents

Mobilicom Limited

Reconciliation of Adjusted EBITDA to Net Loss after income tax expenses

	For the six months ended, June 30,	For the six months ended, June 30,
	2026	2025
	$	$
Loss after income tax expense	$(6,692,471)	$(68,746)
Less: Financial income, net	(1,721,815)	(2,485,830)
Depreciation and amortizations	134,301	124,393
Share-based compensation expense	5,372,632	541,197
Income tax expenses (benefit)	(5,000)	23,120
Adjusted EBITDA	$(2,912,353)	$(1,865,866)

Mobilicom Limited

Unaudited Interim Condensed Consolidated Statements of Financial Position

	June 30,	December 31,
	2026	2025
	$	$
Assets

Current assets
Cash and cash equivalents	$15,080,471	$19,003,784
Restricted cash	114,888	108,549
Trade and other receivables, net	1,804,198	348,050
Inventories, net	1,036,322	740,045
Total current assets	18,035,879	20,200,428

Non-current assets
Property, plant and equipment, net	119,524	99,581
Right-of-use assets	419,715	435,497
Total non-current assets	539,239	535,078

Total assets	$18,575,118	$20,735,506

Liabilities

Current liabilities
Trade and other payables	$1,435,490	$2,159,596
Lease liabilities	239,888	212,851
Total current liabilities	1,675,378	2,372,447

Non-current liabilities
Lease liabilities	187,156	224,297
Employee benefits	246,716	234,133
Financial liability	5,042,658	9,079,707
Governmental liabilities on grants received	1,567	1,424
Total non-current liabilities	5,478,097	9,539,561

Total liabilities	7,153,475	11,912,008

Net assets	$11,421,643	$8,823,498

Equity

Issued capital	64,450,857	60,145,100
Reserves	7,779,609	2,794,750
Accumulated losses	(60,808,823)	(54,116,352)

Total equity	$11,421,643	$8,823,498